UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 35126 / February 6, 2024

In the Matter of | :
| :
VENERABLE INSURANCE AND ANNUITY COMPANY | :
SEPARATE ACCOUNT EQ OF VENERABLE INSURANCE AND ANNUITY | :
    COMPANY | :
699 Walnut Street, Suite 1350 | :
Des Moines Iowa 50309 | :
| :
DIRECTED SERVICES LLC | :
1475 Dunwoody Drive, Suite 200 | :
West Chester, Pennsylvania 19380 | :
| :
(812-15479) | :
| :

ORDER PURSUANT TO SECTION 11 OF THE INVESTMENT COMPANY ACT OF 1940
APPROVING THE TERMS OF AN OFFER OF EXCHANGE

Venerable Insurance and Annuity Company, et al. filed an application on June 27, 2023 and an amendment to the application on October 13, 2023, requesting an order pursuant to section 11 of the Investment Company Act of 1940 ("1940 Act"). The order would approve the terms of an offer of exchange of certain annuity contracts issued by Equitable Financial Life Insurance Company ("EFLIC") and made available through Separate Account No. 49 of Equitable Financial Life Insurance Company for virtually identical annuity contracts issued by Venerable Insurance and Annuity Company ("VIAC") and made available through the Separate Account EQ of Venerable Insurance and Annuity Company, pursuant to an assumption reinsurance agreement between VIAC and EFLIC.

On January 11, 2024, a notice of the filing of the application was issued (Investment Company Act Release No. 35089). The notice gave interested persons an opportunity to request a hearing and stated that an order disposing of the application would be issued unless a hearing was ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered, and it is found that the approval of the offer of exchange is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.

Accordingly, in the matter of Venerable Insurance and Annuity Company, Separate Account EQ of Venerable Insurance and Annuity Company and Directed Services LLC (File No. 812-15479),

IT IS ORDERED, pursuant to Section 11 of the 1940 Act, that the requested approval of the offer of exchange be, and hereby is, granted, effective forthwith.

For the Commission, by the Division of Investment Management, under delegated authority.

J. Matthew DeLesDernier,

Deputy Secretary.